Exhibit 5

Postal Code: •

Address: •

Attention: Mr./Ms. •

Notice of Allotment of Subscription Rights without Contribution

April 16, 2010

To the Shareholders,

Takara Leben CO., LTD.

Shinjuku Sumitomo Building 26th Floor

2-6-1 Nishi-Shinjuku, Shinjuku-ku Tokyo

President and Representative Directors: Yoshio Murayama

We hope this notice finds you well.

At the meeting of the Board of Directors of Takara Leben Co., LTD. (the “Company”) held on March 5, 2010, it was resolved that the Subscription Rights shall be allotted to the shareholders without contribution (the “Free Allotment”).

We hereby notify you that the Subscription Rights shall be allotted to you in the manner as described below:

1. Number of the Subscription Rights allotted to you

•

2. Description of the Subscription Rights allotted to you

(1) Type and number of underlying shares of the Subscription Rights

One share of the common stock of the Company shall be issued for each Subscription Right.

(2) Amount to be paid in upon exercise of the Subscription Rights

300 yen shall be paid upon the exercise of each Subscription Right.

(3) Exercise Period of the Subscription Rights

The period shall be from May 6, 2010 to May 31, 2010.

(4) Increase in capital and capital reserve upon exercise of Subscription Rights and issuance of new shares

(i)	The amount of capital to be increased upon exercise of Subscription Rights and issuance of new common shares shall be equivalent to one half of the maximum amount of capital increase calculated in accordance with Article 17 Section 1 of the Corporate Calculation Rules, and any fraction of less than one yen as a result of such calculation shall be rounded up to the nearest one yen.

(ii)	The amount of capital reserve to be increased upon exercise of the Subscription Rights and issuance of new common shares shall be the maximum amount of capital increase minus the amount of increased capital, as referred to in above (i).

(5) Restriction on the transfer of the Subscription Rights

Approval of the Board of Directors of the Company is not required for transferring the Subscription Rights.

(6) Condition of the exercise of the Subscription Rights

Each Subscription Right shall not be partially exercised.

(7) Application of the laws relating to Book-entry Transfer of Company Bonds and Shares

Each and all of the Subscription Rights are subject to the Article 163 of the Act on Transfer of Company Bonds and Shares, relating to the book-entry transfer of company bonds (Law No. 75, 2001, including the amendments thereto. Hereinafter, the “Act on Transfer of Company Bonds”), and the certificates for the Subscription Rights may not be issued, except for such cases provided by Article 164 Section 2 of the Act on Transfer of Company Bonds. Handling of the Subscription Rights must follow the operation rules and other procedures concerning transfer of shares of the transfer agents.

(8) Exercise Agent of the Subscription Rights

The Chuo Mitsui Trust and Banking Company, Limited, Head Office

3-33-1, Shiba, Minato-ku, Tokyo

(9) Payment Handling Bank for the exercise of Subscription Rights

Sumitomo Mitsui Banking Corporation, Chiyoda Banking Center

2-21-1 Kanda Jinbo-cho, Chiyoda-ku, Tokyo

(10) Procedures to exercise the Subscription Rights

(i)	A holder of the Subscription Rights (the “Holder”) who intends to exercise the Subscription Rights may submit a exercise request form and make payments to the Agent (a transfer agent or an account management institution with which the Holder has opened his/her account).

(ii)	Those who submitted the exercise request form to the Agent may not withdraw the request thereafter.

(11) Transfer Agent

Japan Securities Depository Center, Inc.